UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 13)

Delta Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

247907207

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 93,797,701
8. Shared Voting Power
9. Sole Dispositive Power 93,797,701
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,797,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 34.1%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 275,315,138 shares of common stock issued and outstanding as of May 13, 2009, based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and in a Form 8-K filed on May 13, 2009.

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 93,797,701
8. Shared Voting Power
9. Sole Dispositive Power 93,797,701
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,797,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 34.1%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 275,315,138 shares of common stock issued and outstanding as of May 13, 2009, based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and in a Form 8-K filed on May 13, 2009.

This Amendment No.13 amends and supplements that certain Schedule 13D filed on February 26, 2008 and previously amended on June 11, 2008, June 19, 2008, July 9, 2008, September 3, 2008, November 7, 2008 , November 14, 2008, November 25, 2008, December 5, 2008, March 3, 2009, March 27, 2009, May 1, 2009 and May 6, 2009 and as amended by those certain Schedule TO-Cs filed on October 31, 2008 and November 7, 2008 with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda (as so amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 13 shall have the meaning set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On May 13, 2009, Tracinda purchased 53,333,333 shares of Delta’s Common Stock in an underwritten registered public offering by Delta of 150,000,000 shares of Common Stock for a per share price of $1.50 (the “Offering”). Tracinda used the Credit Agreement to provide the funds (an aggregate of approximately $80 million) to purchase these shares.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

In connection with the Offering, Tracinda has agreed that it will not sell or otherwise transfer any shares of Common Stock or interests therein, with limited exceptions, during the next 90 days, subject to extension under certain circumstances without the consent of the underwriters in the Offering. A copy of this agreement is filed herewith as Exhibit 14 and incorporated herein by reference.

Pursuant to the terms of the CPR Agreement, Tracinda has requested, as of May 15, 2009, that Delta repurchase the CPRs for a purchase price of $26.0 million. The CPRs entitle Tracinda to receive approximately $27.9 million, of the net proceeds that Delta is expected to receive in connection with its claims, and the claims of its 91.68% subsidiary Amber Resources of Colorado, in the case captioned Amber Resources Co., etal. v. United States, Civ. Act. No. 2-30, filed in the United States Court of Federal Claims on January 2, 2002.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to Delta’s securities beneficially owned by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	93,797,701	34.1%
Kirk Kerkorian	93,797,701	34.1%
Anthony L. Mandekic	10,000	*

(1)	Percentage calculated on the basis of 275,315,138 shares of common stock issued and outstanding as of May 13, 2009, based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and in a Form 8-K filed on May 13, 2009.

*	Less than 1%.

(c) The information contained in Item 3 hereof is incorporated herein by reference. Mr. Mandekic has informed Tracinda that he purchased 10,000 shares of Common Stock in the open market on April 13, 2009 for a purchase price of $1.94 per share.

(d) & (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth in Item 4 hereof is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

14.	Letter Agreement dated May 5, 2009 from Tracinda Corporation to J.P. Morgan Securities Inc., BMO Capital Markets Corp. and Deutsche Bank Securities Inc., as representatives of the several underwriters in the Offering.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 14, 2009

TRACINDA CORPORATION

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

*	Power of Attorney, dated February13, 2008, previously filed as Exhibit 3 to the Schedule 13D.